Item 61  Mortgage Recovery Fund only

The Fund requires a minimum initial investment of $10,000,000 and subsequent investments of at least $10,000.
Putnam Investment Management, LLC (Putnam Management), a
Delaware limited liability company and the Funds investment advisor, may waive these minimum investment requirements in its sole discretion.



Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.